November 17, 2006

Via Facsimile ((404) 962-6742) and U.S. Mail

Patrick Macken, Esq.
Troutman Sanders LLP
600 Peachtree Street, N.E, Suite 5200
Atlanta, GA  30308

Re:	Georgia Trust Bancshares, Inc.
    Amended Schedule 13E-3
    File No. 005-82133
    Filed November 17, 2006

Dear Mr. Macken:

      We have reviewed your filing and have the following comments.

Schedule 13E-3

General
1. We note the "reasoned" form of opinion you have submitted in response to comment 1. Please provide an unqualified, non-reasoned opinion that your common stock and your newly authorized preferred stock are separate classes of securities under Georgia law. Alternatively, provide us your analysis of how this reclassification will cause your common stock, subject to section 15(d) of the Exchange Act, to be held of record by less than 300 persons.
Refer
to Rule 13e-3(a)(3)(ii)(A).

Closing
      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Michael Pressman, Special Counsel, at (202) 551-3345. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

								Sincerely,



								Daniel F. Duchovny
								Special Counsel
								Office of Mergers &
Acquisitions



Patrick Macken, Esq.
Troutman Sanders LLP
November 17, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE